APPENDIX A:
INVESTMENT RISKS

RISK FACTORS

INVESTMENT IN THE SAFES IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. NO ASSURANCE CAN BE GIVEN THAT PURCHASER OF THE SAFES WILL REALIZE ANY RETURN ON HIS OR HER INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, AS WELL AS DETAILED INFORMATION APPEARING ELSEWHERE IN THIS MEMORANDUM, BEFORE MAKING AN INVESTMENT IN THE SAFES.

Information contained in this Memorandum contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "anticipates," "estimates," "projects," "expects," "may," "will," or "should," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements are subject to certain risks, uncertainties, and assumptions. No assurances can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Among the key factors that have a direct bearing on the Company's results of operations are the effects of various governmental regulations, the fluctuation of the company's direct costs and the costs and effectiveness of the Company's expansion strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

You should carefully consider the risks described below before making an investment decision. For the reasons set forth below, and elsewhere in this Offering Memorandum, investing in our SAFEs involves a high degree of risk and therefore is not appropriate for you if you cannot hold the SAFEs for an indefinite period of time or afford to lose your entire investment. If any of the following risks occur, our business, financial condition or results of operation could be harmed, which could cause the value of your SAFEs to decline and you to lose all or part of your investment.

An investment in the SAFEs should be considered a highly speculative investment that involves significant risk.
A prospective purchaser of SAFEs should carefully consider all of the information disclosed in this Offering and the documents incorporated herein by reference including, in particular, but not limited to, the factors set out below. In addition to the other information presented in this Form C

and the documents incorporated herein by reference, the following risk factors should be given special consideration when evaluating an investment in the Company.

<u>As the Company operates in a rapidly changing industry, these risks and uncertainties are not the only ones that could affect the Company, or its securities and additional risks and uncertainties not currently known to the Company, or that it currently deems immaterial, may also impair the business, financial condition and results of operations of the Company and/or the value of its securities.</u>
If any of the following risks or other risks occur, they could have a material adverse effect on the Company's business, financial condition and results of operations and/or the value of the Company's securities. There is no assurance that any risk management steps taken by the Company will avoid future loss due to the occurrence of the risks described or incorporated by reference in this Offering, or other unforeseen risks.

Whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including, among others, the following:

- The actual amount of capital and other costs required to complete the Company's Business Plan;
- Changes in existing laws and regulations, the possibility of repeal of the Constitution of all states and/or any other state with an approved Medical Cannabis Code, introduction of new laws or regulations heavily restricting or affecting the legality of possessing, growing, producing, manufacturing, packaging, sales and medical or personal use of cannabis and cannabis-containing products;
- Conflicts between any state law and federal laws and regulations as well as the laws of any other state;
- Potential enforcement of federal law by federal government authorities;
- The rate at which customers purchase cannabis products;
- The prices customers are willing to pay for cannabis products in general;
- Cannabis growing conditions, both indoor and outdoor;
- Environmental conditions;
- City and municipal ordinances and zoning regulations restricting or limiting the cultivation or sale of cannabis and cannabis-based products;
- Price competition by competitors of the Company and the business entities it leases property to;
- Economic conditions specific to the cannabis industry;
- Economic conditions specific to any state legalizing medical cannabis;
- General economic conditions;

- The availability and adequacy of cash flow to meet its requirements;
- Staffing availability and concerns;
- Economic, competitive, demographic, business and other conditions in our local, regional and national markets;
- Public opinion regarding the legal cultivation and sale of cannabis for personal consumption;
- Actions taken or omitted to be taken by third parties including suppliers, competitors and contractors, as well as legislative, regulatory, judicial and other governmental authorities;
- Litigation against any state legalizing medical cannabis and/or its governing bodies impacting the legality of the licensing Entities' business;
- Changes in Company's business strategy or development plans;
- The availability of additional capital to support business operations;
- The ability to deploy the funds raised in this Offering; and
- Other factors discussed under "Risk Factors" or elsewhere in this Memorandum.

RISKS RELATED TO THE COMPANY'S BUSINESS – CANNABIS PRODUCT LINES

Investors risk criminal liability and the cannabis business's assets are subject to forfeiture.
Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal. We are a development stage company with no operating history on which to evaluate our business or base an investment decision.

Our business prospects are difficult to predict because of our lack of operating history and early stage of development.
At this time, we are a development stage company that has generated no revenues and has limited current business operations. In particular, we have not proven that we can execute on our proposed business plan in a manner that enables us to be profitable and meet customer requirements, develop intellectual property to enhance our operations, develop and maintain relationships with key manufacturers, producers and/or suppliers and strategic partners to extract value from our operations, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. If we are unable to accomplish these goals, our business is unlikely to succeed, and you should consider our prospects in light of these risks, challenges, and uncertainties.

Federal regulation and enforcement may adversely affect the implementation of medical Cannabis and/or Cannabis adult use laws and regulations may negatively impact our revenues and profits.

Currently, there are no less than 29 states plus the District of Columbia that have laws and/or regulations that recognize in one form or another legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. An additional eight states have laws and/or regulations that allow cannabis use by adults for non-medical purposes. Around the world, there are countries who are enacting medical and/or adult use cannabis regulations almost weekly. The Company is working to develop strategies to enter into these other markets when the opportunity allows. Many other states are considering similar legislation to those states already involved.

Conversely, under the Controlled Substance Act (the "CSA"), the policy and regulations of the Federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and use of cannabis for personal use is prohibited. Until Congress amends the CSA with respect to medical cannabis or there is an outcome of the current lawsuit against the unconstitutional application of cannabis in the CSA, there is a risk that federal authorities may enforce current federal law, and we may be deemed to be facilitating the selling or distribution of drug paraphernalia in violation of federal law. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect revenues and profits of the Company. The risk of strict enforcement of the CSA in light of congressional activity, judicial holdings and stated federal policy remains uncertain.

The DOJ has not historically devoted resources to prosecuting individuals whose conduct is limited to possession of small amounts of cannabis for use on private property but relied on state and local law enforcement to address cannabis activity. In the event the DOJ reverses stated policy and begins strict enforcement of the CSA in states that have laws legalizing medical cannabis and recreational cannabis in small amounts, there may be a direct and adverse impact to our revenue and profits.

<u>There are conflicts in Federal and State regulations related to cannabis.</u>
Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. As of the date of this PPM, 29 states and the District of Columbia allow its citizens to use medical cannabis. Additionally, voters in Alaska, Nevada, Oregon, Washington D.C. Colorado, Washington State, Massachusetts, California, and Maine have approved ballot measures to legalize cannabis for adult recreational use. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are standing tall against the federal government, maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

<u>Variations in state and local regulation and enforcement in states that have legalized medical/adult use cannabis that may restrict cannabis-related activities, including activities related to adult use/medical cannabis, may negatively impact our revenues and profits.</u> Individual state laws do not always conform to the federal standard or to other states laws. Several states have decriminalized cannabis to varying degrees, other states have created exemptions specifically for cannabis, and several have both decriminalization adult use and medical cannabis laws. Eight states have legalized the adult use of cannabis. Variations exist among states that have legalized, decriminalized or created cannabis exemptions. States have placed limits on the number of homegrown cannabis plants that can be grown. In most states, the cultivation of cannabis for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual or collective. Active enforcement of state laws that prohibit personal cultivation of cannabis may indirectly and adversely affect revenue and profits of the Company.

Prospective customers may be deterred from doing business with a company with significant nationwide online presence because of fears of federal or state enforcement of laws prohibiting possession and sale of medical or adult use cannabis.

Our website is visible in jurisdictions where medicinal and/or adult use of cannabis is not permitted and as a result we may be found to be violating the laws of those jurisdictions. We could lose potential customers as they could fear federal prosecution for any of these risks.

<u>We rely on strategic partners.</u>
We rely on strategic partners to aid in the development and marketing of our technology and processes. Should our strategic partners not regard us as significant to their own businesses, they could reduce their commitment to us or terminate their relationship with us, pursue competing relationships or attempt to develop or acquire processes that compete with ours. Any such action could materially adversely affect our business.

<u>Industry adoption of the Company's tools and resources is uncertain.</u>
The success of our new and existing services is uncertain and may not be adopted by the cannabis industry. We expect to commit significant resources and capital to develop and market

a relatively new service in the nascent and developing cannabis industry. While these services are untested, and we cannot assure you that we will achieve market acceptance for these services or other new services that we may offer in the future. Moreover, these and other new services may be subject to significant competition with offerings by new and existing competitors. In addition, new services and enhancements may pose a variety of technical challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new services or enhancements could seriously harm our business, financial condition, and results of operations.

<u>We may fail to implement our business plan.</u>
Shareholders may lose their entire investment if we fail to implement our business plan. We have no demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in-light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management (in the cannabis field) and lack of brand recognition. We cannot guarantee that we will be successful in executing our business. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case Shareholders may lose their entire investment.

<u>There may be unanticipated obstacles to execution of our business plan.</u>
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish the Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result i n material delays in implementation will not occur.

<u>A prolonged economic downturn could materially affect us in the future.</u>
The cannabis industry is dependent upon consumer discretionary spending. Although the use of cannabis as a therapeutic and medicinal source product is growing by leaps and bounds which provides us a priceless opportunity. There has not been a product that has impacted so many markets before as cannabis is doing now around the globe. The recession from late 2007 to mid-2009 reduced consumer confidence to historic lows, impacting the public's ability and desire to spend discretionary dollars because of job losses, home foreclosures, significantly reduced home values, investment losses, bankruptcies and reduced access to credit, resulting in lower levels of customer traffic. If the economy experiences another significant decline, our business and results of operations could be materially adversely affected.

<u>Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.</u>

We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to investigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities, if we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

<u>Members of our Board and our executive officers will have other business interests and obligations to other entities.</u>

None of our directors or our executive officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

<u>Our planned business is inherently expensive, risky and may not be understood by, or accepted in, the marketplace, which could adversely affect our future value.</u>

The business being proposed by the Company is at an early stage and is financially speculative. To date, very few companies have been successful in their efforts to commercialize such a business. Furthermore, the number of people who may use our services is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and our ability to capture a share of this market with the services and offerings we plan to develop. Due to the groundwork laid by the founders, our costs have been kept at a minimum. This allows us to become profitable quickly with a very minute amount of the potential market using our tools and resources.

<u>If we are unable to recruit additional executives and personnel, we may not be able to execute our forecasted business strategy and our growth may be hindered.</u>

Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations.

Negative publicity could adversely affect our business and operating results.
Negative publicity about our industry or our Company, including the utility of our services and offerings, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our marketplace, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counter-parties, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims.

Rapid growth may strain our resources.
We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Our risk management efforts may not be effective which could result in unforeseen losses.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets, and liabilities. Our risk management policies, procedures may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. We plan to mitigate this risk by executing our business plan and creating cashflow to stem the need for debt acquisition to survive.

Cannabis is an inherently risky product to market and sell.

Cannabis contains Tetrahydrocannabinol ("THC"), a chemical contained in the cannabis plant known to alter the senses. While numerous medical studies have shown that THC may alleviate pain and other symptoms associated with chronic disease, the long-term health risks of THC use are not clear. THC may have addictive properties. As with any mood-altering substance, users may experience changes in behavior and decision-making skills. Selling cannabis to consumers is inherently risky. It is not known how cannabis will affect each consumer and the seller of cannabis and cannabis-based products have no control over the consumer's use, misuse, and handling of the product. There is a substantial risk that the customers of the Company, could injure themselves or others while under the influence of the Company products. Further, the likelihood of additional and very high costs associated with compliance with the ever-changing and increasingly complex regulatory schemes associated with this industry could make the business of the Company unprofitable.

Fluctuations in market values of commercial real estate and other factors, including but not limited to zoning and other municipal ordinances restricting commercial property uses, can adversely affect the operating results or property values. No assurance can be given that certain assumptions as to market values will be accurate since such matters will depend on events and factors beyond the control of the Company and its management. Such factors include adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, supply and demand for residential rental property, competition from similar properties, interest rates and real estate tax rates, governmental rules, regulations and fiscal policies, the enactment of unfavorable real estate, rent control environmental or zoning laws, hazardous material laws, uninsured losses, effects of inflation and other risks. The properties owned by the Company may have been acquired with limited representations and warranties from the sellers regarding the condition of such properties, the presence of hazardous substances, the status of governmental approvals and entitlements and other significant matters affecting the use, ownership, and enjoyment of the property. Insurance, if any, may not adequately cover all potential losses on the properties and the absence thereof may impair the Company' security and harm the value of its assets. While the Company may have obtained comprehensive insurance covering the properties, there are certain types of catastrophic losses that may be impossible to completely cover and allow for the complete restoration of the properties. Zoning and other municipal laws and regulations could be enacted at any time that could adversely affect the Company's ability to engage in the cultivation and sale of cannabis products or require the Company to relocate.

<u>It may be difficult for the Company to evaluate its business and prospects as mature competitors or new businesses enter our marketplace.</u>
We may be unable to recognize and respond to trends, changing preferences or competitive factors within the cannabis industry, which may result in a material adverse effect on its business and operations, including those of the Company. The Company cannot assure you that it will be able to successfully use new business strategies effectively or adapt the Company' business models to a changing market. The Company's inability to respond effectively to changing customer requirements or market conditions would have a material adverse effect on its business, results of operations and financial condition.

<u>We face intense competition which could prohibit us from developing a customer base and generating revenue.</u>
The industries within which we plan to compete are highly competitive with companies that have greater capital resources, facilities, and diversity of product lines. Additionally, if demand for our services continues to grow, we expect many new competitors to enter the market as there are no significant barriers to entry. More established companies with much greater financial resources which do not currently compete with us may be able to easily adapt their existing operations to our lines of business. Due to this competition, there is no assurance that we will not encounter difficulties in obtaining revenues and market share or in the positioning of our services or that competition in the industry will not lead to reduced prices for our services.

While cannabis products currently appear to be in high demand in approved medical cannabis states, the market is nevertheless competitive and characterized by entrants who sell virtually the same products. In addition, there are relatively low barriers to entry in the businesses of the Company. Moreover, due to the relatively low cost of entering this market, competition may intensify and increase in the future. The competition may limit our ability to become profitable or result in the inability to attain or the eventual loss of market share if we fail to compete successfully against current or future competitors. Our business, financial condition and operating results could be seriously harmed. We expect competition to persist and intensify in the future. We cannot be certain that we will be able to compete successfully with existing or new competitors.

Most of the Company' current competitors have longer operating histories, larger client bases, larger professional staffs, greater brand recognition and greater financial, technical, marketing and other resources than we possess. This will place us at a disadvantage in responding to competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other aggressive or competitive initiatives. In addition, many of the competitors have well-established relationships with the market segment that will constitute its potential customers and have extensive knowledge of the marketplace. As a result, competitors may be able to respond more quickly to new or emerging strategies, customer preferences and product enhancements, and they may also be able to devote more resources to the development, promotion, and sale of their products than the Company. Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of the Company's competitors may develop products that are superior to or have greater market acceptance than the products the Company intends to offer.

The Company will rely heavily on its Intellectual Property rights that offer only limited protection against potential infringers.
Our success will be dependent in part upon developing out brand names and proprietary business strategies (hereinafter "Intellectual Property"). We cannot be sure that the measures we undertake will be adequate to protect our Intellectual Property, or that our Intellectual Property would preclude competitors from independently developing products, services, and methods like that of the Company. We cannot be sure that the precautions we take will prevent misappropriation or infringement of our Intellectual Property. It is possible that litigation will be necessary in the future to enforce rights to any or all the Intellectual Property, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources away from the development, marketing or maintenance of the Company's products.

The Company may be liable for infringing the intellectual property rights of others.
We may receive in the future notice of claims of infringement of other parties' proprietary rights. Infringement or other claims could be asserted or prosecuted against the Company and it is possible that future assertions or prosecutions could harm any or all the Company's businesses. Any such claims, with or without merit, could be time-consuming, resulting in costly litigation and diversion of management personnel, cause delays in the development and release of new products or services, or require the Company to develop non-infringing products or services or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could harm our business.

Concentration of Ownership

Our President will own roughly 35% of the outstanding Common Stock (assuming all the interests to be sold pursuant this Offering are sold) of the Company, which might give him voting control of the Company. As a result, our President will be able to exercise significant influence over all matters requiring Shareholder approval, including the election of the Board of Directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

We may need to raise additional financing.

Our ability to implement our business plan may depend on our ability to obtain additional financing in the future. We cannot assure you that additional financing will be available on terms favorable to us. If adequate funds are not available on acceptable terms, our ability to grow our business would be dependent on the cash from your investment and the cash flow, if any, from our operations, which may not be sufficient.

We may dilute your ownership interest.

Although the Company may permit you to participate in future equity financings, you do not have any right to participate. If we raise additional funds through the issuance of additional SAFEs, and if you do not participate in the equity financing, then your percentage ownership interest in the Company will be reduced.

Our failure to manage growth effectively could impair our business.

Our business strategy envisions a period of rapid growth that may put a strain on our administrative, operational resources and funding requirements. Our ability to effectively manage growth will require us to continue to expand the capabilities of our operational and management systems and to attract, train, manage and retain qualified personnel. There can be no assurance that we will be able to do so, particularly if losses continue and we are unable to obtain sufficient financing. If we are unable to successfully manage growth, our business, prospects, financial condition, and results of operations could be adversely affected. Our plans are dependent upon key individuals and the ability to attract qualified personnel.

In order to execute our business plan, we will be dependent on upon our executive officers and directors, as well as other key personnel.

The loss of any of the foregoing individuals could have a material adverse effect upon our business prospects. Moreover, our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in identifying, attracting, hiring, training, and retaining such personnel in the future. If we are unable to hire, assimilate and retain such qualified personnel in the future, our business, operating results, and financial condition could be materially adversely affected. We may also depend on third-party contractors and other partners, to assist with the execution of our business plan. There can be no assurance that we will be successful in either attracting and retaining qualified personnel or creating arrangements with such third parties.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, there is an argument that banks cannot accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks in Massachusetts currently or in the future will decide to do business with medical cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Increased Risk of Crime Due to Banking Difficulties

As discussed above, banks may be reluctant to open depositary accounts for medical cannabis growers and dispensaries because of their illegal nature under federal law. Therefore, transactions between our vendors and customers may need to be affected in cash. The prospect of significant amounts of cash on hand at the Company's facilities or in transit to its vendors may be enticing to criminals and criminal enterprises. Recent reports from other states where cannabis sales are legal (per the state's laws) have indicated that there have been a significant number of thefts and attempted thefts of at cannabis dispensaries and cannabis delivery services. If such a theft were to occur, the Company, might experience short-term cash flow problems and may need to seek additional financing. The Company may not hire security personnel for the Company's sites, and, even if the Company does hire security personnel, there can be no guaranty that such measures will prevent or reduce the amount of crime that may occur related to the Company's operations.

The Project's Product Itself may be a Target of Theft

The illicit drug trade deals heavily in the sale of cannabis for recreational users. Accordingly, the Company's product may be the target of theft. There can be no guarantees that theft will be entirely prevented. Theft may include a large-scale theft in the form of a break-in, as well small-scale theft by employees. The Company may also experience product theft while transporting products to its customers. Theft of a significant amount of its product, whether internally or externally, could have a serious impact on the Company's ability to supply product which would, in turn, materially and adversely affect the Company's, business, margins, and results of operations.

Agricultural Risks

Like all crops, cannabis plants are subject to the risks. Those risks include pest infestation, molds, and fungi, inadequate artificial sunlight conditions, poor soil conditions, water shortages, building problems (such as roof collapses), etc. There is no guaranty that the Company will be successful in eliminating all, or any, risks cannabis plants are subject to. If the Company cannot regularly and effectively grow mature, adult cannabis plants, its business will materially suffer. Due to our involvement in the cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.

<u>Insurance that is otherwise readily available, such as workers' compensation, general liability, and directors' and officers' insurance, is more difficult for us to find, and more expensive, because we are service providers to companies in the cannabis industry.</u>

There are no guarantees that we will be able to find such insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

<u>Participants in the cannabis industry have difficulty accessing the service of banks, which makes it difficult for us to operate.</u>

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. In fact, we were previously notified by our bank that our deposit accounts would be closed, and we are currently looking for a replacement banking institution. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintain banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

<u>Our performance may be impacted by general economic conditions and an economic downturn.</u>

Recessionary pressures from an overall decline in U.S. economic activity could adversely impact our results of operations. Economic uncertainty may reduce consumer spending and could result in increased pressure from competitors or customers to reduce the prices of our products and/or limit our ability to increase or maintain prices, which could lower revenues and profitability. Instability in the financial markets may impact our ability or increase the cost to enter into new credit agreements in the future. Additionally, it may weaken the ability of customers, suppliers, distributors, banks, insurance companies and other business partners to perform in the normal course of business, which could expose us to losses or disrupt supply of inputs used to conduct our business. If one or more key business partners fail to perform as expected or contracted, our operating results could be negatively impacted.

Risks of Real Property Ownership
The Company intends to purchase certain facilities to successfully implement its business model. As such, the Company will carry with it the risks incident to the ownership of a real property. Risks incident to the ownership of real property includes many events and factors that are outside the control of the Company. Such factors include, without limitation, general conditions in the real estate industry; market conditions; local and national economic and social conditions; the cost and availability of borrowed capital; availability of financing; unexpected expenditures for repair and maintenance; laws and legislation; governmental rules and regulations; fiscal policies and local and federal tax laws; supply and demand for real estate; competition from similar properties; interest rates; taxes; unfavorable easement adjustments; environmental factors; fires and natural disasters; hazardous material laws and occurrences; uninsured losses; effects of inflation; the physical condition of the cultivation facility; and other risks.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets
In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Risks related to Construction of the cannabis cultivation facility

The cultivation facility has not been built out. Any construction process includes several risk factors wholly or largely outside of the control of the Company. These include but are not limited to: severe disruption in the financial industry, unavoidable cost overruns, the availability of qualified contractors, subcontractors or suppliers, insolvency of such companies during the construction process, other legal disputes with contractors, the availability of construction materials, local or national strikes in the construction trades or supply industries and the availability of fuel or other forms of energy. Additionally, there is no guarantee that construction of the cultivation facility will be completed within the expected time frame or budget. Any significant delays or increases in cost could have a material adverse impact on the status of buildout and the Company.

<u>We may not generate sufficient cash flow to make distributions to you.</u>
There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no guaranty concerning the timing or amounts of the distributions.

RISKS RELATED TO OUR BUSINESS

<u>Any significant disruption in our computer systems or those of third-parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.</u>

Our reputation and ability to attract, retain and serve potential customers is dependent upon the reliable performance of our computer systems and those of third-parties that we will utilize in our operations. Interruptions in these systems, or with the Internet in general, including discriminatory network management practices, could make our service unavailable or degraded or otherwise hinder our ability to effectively process orders and fulfill shipments. From time to time, we will experience service interruptions. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our systems.   Our servers and those of third-parties we plan to use in our operations are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Our Web site will periodically experience directed attacks intended to cause a disruption in service. Any attempts by hackers to disrupt our service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation. Our insurance will not cover expenses related to attacks on our Web site or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Any significant disruption to our service or internal computer systems could result in a loss of subscribers and adversely affect our business and results of operations.

We plan to utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we will utilize third-party Internet-based or "cloud" computing services in connection with our business operations. Problems faced by our third-party Web hosting, cloud computing, or content delivery network providers, including technological or business-related disruptions, could adversely impact the experience of our customers. In addition, fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and hardware or cause them to fail completely. As we do not maintain entirely redundant systems, a disrupting event could result in prolonged downtime of our operations and could adversely affect our business.

<u>If government regulations relating to the Internet or other areas of our business change, we may need to alter the way we conduct our business or incur greater operating expenses.</u>

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the way we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws limiting Internet neutrality, could increase our cost of doing business.

Privacy concerns could limit our ability to leverage our customer data and our disclosure of or unauthorized access to customer data could adversely impact our business and reputation.
In the ordinary course of business and in connection with merchandising our service to our Customers, we collect and utilize data supplied by our Customers. We currently face certain legal obligations regarding the way we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws, that limit our ability to use collected data, could have an adverse effect on our business. In addition, if unauthorized access to our Customer data were to occur or if we were to disclose data about our Customers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with Customers would be harmed if our Customer data, particularly billing data, were to be accessed by unauthorized persons.
We maintain personal data regarding our Customers, including names and, in many cases, mailing addresses. With respect to billing data, such as credit card numbers, we rely on licensed encryption and Authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our Customers' data. If, despite these measures, we, or our payment processing services, experience any unauthorized intrusion into our Customers' data, current and potential Customers may become unwilling to provide the information to us necessary for them to become Customers, we could face legal claims, and our business could be adversely affected. Similarly, if a well-publicized breach of the consumer data security of any other major consumer Web site were to occur, there could be a general public loss of confidence in the use of the Internet for commerce transactions which could adversely affect our business. In addition, we do not obtain signatures from Customers in connection with the use of credit cards by them. Under current credit card practices, to the extent we do not obtain cardholders' signatures, we are liable for fraudulent credit card transactions, even when the associated financial institution approves payment of the orders. From time to time, fraudulent credit cards will be used on our Website to obtain service and access our streaming. Typically, these credit

cards will have not been registered as stolen and are therefore not rejected by our automatic authorization safeguards. While we do plan to have a number of other safeguards in place, we nonetheless experience some loss from these fraudulent transactions. We do not currently plan to carry insurance against the risk of fraudulent credit card transactions. A failure to adequately control fraudulent credit card transactions would harm our business and results of operations. Increases in payment processing fees or changes to operating rules would increase our operating expenses and adversely affect our business and results of operations.

Our Customers will pay for our products predominately using credit cards and debit cards. Our acceptance of these payment methods requires our payment of certain fees. From time to time, these fees may increase, either because of rate changes by the payment processing companies or as a result in a change in our business practices which increase the fees on a cost-per-transaction basis. Such increases may adversely affect our results of operations. We are subject to rules, regulations, and practices governing our accepted payment methods, which are predominately credit cards and debit cards. These rules, regulations, and practices could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept these payment methods, and our business and results of operations would be adversely affected.

If we are unable to protect our domain names, our reputation and brand could be adversely affected.

We currently hold various domain names relating to our brand. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our Web site and our service. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable, without significant cost or at all, to prevent third-parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

In the event of an earthquake or other natural or man-made disaster, our operations could be adversely affected.

Our executive offices are located in the Salem, Massachusetts area. Our business and operations could be adversely affected in the event of a natural disaster as well as from electrical blackouts, fires, floods, power losses, telecommunications failures, break-ins or similar events. We may not be able to effectively shift our delivery operations to handle disruptions in service arising from these events. We are not insured against any losses or expenses that arise from a disruption to our business due to earthquakes and may not have adequate insurance to cover losses and expenses from other natural disasters.

REGULATORY AND LEGAL RISKS

<u>Cannabis laws are unsettled, and Cannabis remains illegal under Federal law.</u>
Despite the adoption of certain laws in certain States that permit the use, possession, cultivation, and distribution of cannabis, subject to significant restrictions and limitations, such laws are unsettled and subject to differing interpretations. Laws legalizing medicinal and recreational cannabis use are in conflict with the Federal Controlled Substances Act (the "CSA"), which classifies cannabis as a Schedule I controlled substance and makes cannabis use and possession illegal on a national level. The United States Supreme Court has ruled that the Federal government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use (*U.S. v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich*). In addition, Congress has adopted provisions limiting the use of federal funds for the prosecution of participants in the medical cannabis industry in states that permit medical cannabis, but such funding limits expired in April 2017 and may not be renewed. Any change in the Federal government's enforcement of Federal laws could cause significant damage to the company and its growth prospects. As the possession, cultivation, use, and distribution of cannabis is illegal under the CSA, any person engaged in such activities may be deemed to be conducting or aiding and abetting illegal activities. As a result, our company and possibly certain of our investors may be subject to enforcement actions and/or prosecution by law enforcement authorities.

<u>Our business is dependent on state laws pertaining to the cannabis industry.</u>
As of December 22, 2017, twenty-nine states and the District of Columbia allow its citizens to use medical cannabis. Additionally, Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, and Washington, and the District of Columbia have legalized cannabis for adult recreational use, and additional recreational measures are expected to be pursued by other states in the future. Continued development of the cannabis industry is dependent upon continued legislative authorization of cannabis at the state level. Any number of factors could slow or halt progress in this area. Further, progress in the cannabis industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt use of cannabis, which would negatively impact our business.

<u>Under Federal law, specifically the CSA, the possession, use, cultivation, and transfer of cannabis is illegal.</u>
Law enforcement authorities, in their attempt to regulate the illegal use of cannabis, may seek to bring an action or actions against our company, our management and/or possibly our investors claiming that our company and/or such individuals are guilty of engaging in, or aiding and abetting another's, criminal activities. The Federal aiding and abetting statute provide that

anyone who "commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal." 18 U.S.C. §2(a). As a result of such an action, our company may be forced to cease operations and our passive investors could lose their entire investment. In any such action, our assets may be subject to forfeiture and our investors could additionally face fines, penalties or the possibility of criminal prosecution. Under Federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, and transfer of cannabis is illegal. Our business provides services to customers that are engaged in the business of possession, use, cultivation, and/or transfer of cannabis. As a result, law enforcement authorities, in their attempt to regulate the illegal use of cannabis, may seek to bring an action or actions against us, including, but not limited, to a claim of aiding and abetting another's criminal activities. The Federal aiding and abetting statute provide that anyone who "commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal." 18 U.S.C. §2(a). As a result of such an action, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

<u>Laws and regulations affecting the cannabis and cannabis industries are constantly changing, which could detrimentally affect our business, and we cannot predict the impact that future regulations may have on us.</u>

Local, state and federal cannabis laws and regulations are constantly changing, and they are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our service offerings. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our revenues, profitability, and financial condition. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Any change in law or interpretation could have a material adverse effect on our business, financial condition, and results of operations.

<u>Federal enforcement practices could change with respect to services providers to participants in the cannabis industry, which could adversely impact us.</u>

If the federal government were to change its practices or were to expand its resources attacking providers in the cannabis industry, such action could have a materially adverse effect on our operations, our customers, or the sales of our products. It is possible that additional Federal or state legislation could be enacted in the future that would prohibit our customers from selling cannabis, and if such legislation were enacted, such customers may discontinue the use of our services. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Cannabis businesses operate in a highly regulated industry, but many of the laws are untested and rules change constantly.

Many state and local cannabis laws are relatively new and there is a relatively small body of interpretive guidance and case law available to understand how certain laws, rules, and regulations will be interpreted or applied by enforcement agencies or the courts. Accordingly, businesses we may invest in or do business with often operate in a grey area, which subject us to the risk that we will unintentionally violate laws, rules or regulations. Any such violations could have significant adverse consequences for our business, including the loss of our ability to conduct operations. In addition, regulations are changing rapidly, and any change could significantly undermine our business or the business of other industry participants on which our business depends.

Laws and Regulations Affecting the Medical Cannabis Industry are Constantly Changing.
Local, state and federal medical cannabis laws and regulations are broad in scope and they are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our sales or marketing practices. In addition, violations of these laws, or allegations of such violations, could disrupt the business of the Company and result in a material adverse effect on our revenues, profitability, and financial condition. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to the Company, its products and, in turn, the ability for us to obtain our business plan goals. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Company. These potential effects could include, however, requirements for the revisions to our products to meet new standards, the recall or discontinuance of certain products, or additional recordkeeping and reporting requirements. Any or all of these requirements could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Alternative Medicine Industry Faces Strong Opposition.
Many believe that well-funded, significant businesses may have a strong economic opposition to the medical cannabis industry as currently formed. For example, the medical cannabis industry could face a material threat from the pharmaceutical industry should cannabis displace other drugs or simply encroach upon the pharmaceutical industry's market share for compounds such as cannabis and its component parts. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical cannabis movement. Any inroads the pharmaceutical industry makes in halting or rolling back the medical cannabis movement

could have a detrimental impact on the market for the Project's products and thus on the Company's business, operations and financial condition.

No Guarantee of Licensing Renewals

Cultivation and delivery service licenses are subject to annual renewal under certain state laws. Additionally, most local jurisdictions also require annual renewal of the issued license. Renewal of a license is not guaranteed. There may be many reasons why a license is not renewed by the State or a local jurisdiction. There can be no guaranty that the Company will be (i) successful in getting a cultivation license for its planned Massachusetts facilities or (ii) an alternative location and/or (iii) will be able to obtain up to licenses for cannabis cultivation and/or distribution in multiple cities and (iv) will be successful in getting the acquired licenses renewed every year (or in any year). If the cultivation facility is not issued a license or if it is not renewed at some point in the future, the Company's cost to acquire cannabis will significantly increase. If that were to happen, there can be no guarantee that the Company will be able to issue any dividends.

No Guarantee that the Massachusetts location will Receive Authority to Cultivate

The Company is currently not authorized to cultivate at any location in Massachusetts. There is no guarantee that the Company will receive authority to cultivate cannabis in Massachusetts.

Any Litigation related to our multiple product lines may have an Adverse Impact on the Company.

The Project may be subject to litigation from dispensary customers or from patients. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. The amounts the Company, pursuant to the terms and conditions of the Company's By-Laws, may have to pay to indemnify the management should they be subject to legal action could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Application of Internal Revenue Code Section 280E.

Except for "cost of goods sold," Section 280E of the Internal Revenue Code prohibits cannabis businesses from taking tax deductions for ordinary business expenses that are available to similar businesses in other industries. The Company and Members' allocations of profit and losses and distributions from the Company may be subject to Section 280E of the Code limiting the ability of the Company and/or the Members from deducting usual business expenses from the income of the company and creating a higher effective tax rate. Investors are urged to consult their own tax advisors regarding the possible federal, state, local and foreign tax consequences of an investment in the Company. Given the nature of the Company's business and the fact that cannabis remains illegal under federal law, there will be limitations on certain deductible expenses of the Company. Any trade or business which is trafficking in a controlled substance under Schedule I or Schedule II of the Controlled Substances Act is prohibited from claiming any deductions or credits against such business's income for the year. Pursuant to Section 280E of the Code, the only available "deduction" for businesses in the medical cannabis industry is a deduction for the cost of goods sold.

As a practical matter, Section 280E has a very significant impact on businesses that are involved in retailing of a controlled substance, primarily because of the inventory tax accounting rules. The largest component of cost of goods sold for a retailer is the direct cost of the item that is being sold. There are limited opportunities to include other indirect costs; however, the significance of such opportunities is relatively small. On the cultivation and processing spectrum of the medical cannabis industry, there are greater opportunities to include expenditures into cost of goods sold. For example, all of the direct and indirect expenses that are incurred in producing and processing medical cannabis will ultimately be included in cost of goods sold for the cultivation operations of the Project. The only costs that will not be included are general and administrative expenses, delivery expenses, marketing and advertising expenses and other similar costs and expenses that are not directly or indirectly incurred in producing and processing medical cannabis. Any limitations on the Company's ability to claim deductions will likely have a negative impact on the Company and its shareholders.

THE FOREGOING IS NOT MEANT TO BE A FULL REVIEW OF ALL TAX CONSEQUENCES ASSOCIATED WITH TRAFFICKING IN A CONTROLLED SUBSTANCE OR AN INVESTMENT IN THE COMPANY. YOU SHOULD CONSULT WITH YOUR INDEPENDENT TAX AND LEGAL ADVISORS BEFORE INVESTING IN THE COMPANY.

Closing of bank accounts could have a material adverse effect on our business, financial condition and/or results of operations.
As a result of the regulatory environment, many businesses in the cannabis industry have experienced the closing of bank accounts. Therefore, we may experience such a closure of our bank accounts. These factors impact management and could have a material adverse effect on our business, financial condition and/or results of operations.

The state legislatures may require the owners of cannabis businesses to be residents of the state in which a company holds a license.
Many state laws require that some or all of the individuals who directly or indirectly own cannabis businesses be state residents. Such residency requirements may limit our ability to invest in other businesses in the legal cannabis industry or otherwise impede our growth.

Laws will continue to change rapidly for the foreseeable future.

State and federal laws and enforcement policies concerning cannabis-related conduct are changing rapidly and will continue to do so for the foreseeable future. Changes in applicable law could have a material adverse effect on our business.

Compliance and continued monitoring in connection with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations, and standards relating to corporate governance and public disclosure may create uncertainty regarding compliance matters. New or changed laws, regulations, and standards are subject to varying interpretations in many cases. As a result, their application in practice may evolve over time. We are committed to maintaining high standards of corporate governance and public disclosure. Complying with evolving interpretations of new or changed legal requirements may cause us to incur higher costs as we revise current practices, policies, and procedures, and may divert management time and attention from the achievement of revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to uncertainties related to practice, our reputation might be harmed which can have a significant impact on our business. In addition, the ongoing maintenance of these procedures to be in compliance with these laws, regulations and standards could result in significant increase in costs.

Our by-laws provide for indemnification of our officers and directors at our expense and limit their liability which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Massachusetts law. Under Massachusetts law a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Our internal controls may be inadequate or ineffective, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public. Investors relying upon this misinformation may make an uninformed investment decision. Management identified the following control deficiencies that represent material weaknesses as of April 19, 2019:

1.   Lack of an independent audit committee. The Company does not have an audit committee. We may establish an audit committee comprised solely of independent directors when we have sufficient capital resources and working capital to attract qualified independent directors and to maintain such a committee.

2.   Inadequate staffing and supervision within our bookkeeping operations. The relatively small number of people who are responsible for bookkeeping functions prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the ultimate identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the Securities and Exchange Commission.

3.   Insufficient number of independent directors. At the present time, our Board of Directors does not consist of a majority of independent directors, a factor that is counter to corporate governance practices as set forth by the rules of various stock exchanges.

Our management determined that these deficiencies constituted material weaknesses. Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses. We will not be able to do so until we acquire sufficient financing and staff to do so.

RISKS RELATED TO THE OFFERING

<u>If we do not raise sufficient equity in this offering, we may need to secure additional capital from other sources, which may be expensive or not available at all.</u>
We need to raise equity capital in this offering or any subsequent offerings to begin to implement our business plan. This means that if we do not raise sufficient equity in this offering, we may need to secure additional equity capital from other sources in order to complete our projects. Additional equity capital may be difficult to secure and may be expensive or not available.

<u>The offering price was arbitrarily determined, and you may not be able to sell your SAFEs at the offering price or at any price.</u>
The offering price for the SAFEs was arbitrarily determined by our management and does not have any direct relationship to our assets, earnings, book value, or other measurable criteria of value. We make no representations, whether express or implied, as to the value of the SAFEs offered hereby. There can be no assurance that the SAFEs can be sold at either the offering price or any other price in the future.

<u>Determination of the Offering Price has been Arbitrarily Determined.</u>
The Offering Price for the SAFEs has been arbitrarily determined by the Company and does not and will not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. No representation is being made by the Company that the SAFEs have or will have a market value equal to their Offering Price or could be resold (if at all) at their original Offering Price. The Offering Price for the SAFEs should not be considered an indication of the actual value of the SAFEs or the business of the Company or the price at which the SAFEs may be transferred following the consummation of this Offering. The purchase price of the SAFEs has been determined by us without independent valuation of the Securities. We established the purchase price based on our estimate of capital and expense requirements, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the SAFEs. The SAFEs may have a value significantly less than the Offering's prices and there is no guarantee that the SAFEs will ever obtain a value equal to or greater than the Offering's price.

<u>No Independent Counsel.</u>
We have not retained any independent professionals to review or comment on this Offering, this Memorandum or otherwise represent the interests of the investors. Any statement contained herein is that of the Company and no independent counsel has been engaged on behalf of any prospective investor.

There will be significant restrictions on your ability to transfer the SAFEs.

No market exists for the SAFEs. The Offering and our By-Laws contain contractual restrictions on your ability to transfer the SAFEs. Finally, federal and state securities laws may place additional restrictions on your ability to transfer the SAFEs. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should only purchase the SAFEs if you are prepared to hold the SAFEs for an indefinite period of time.

Broker-Dealer Sales of Securities.

The Company's Securities are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least $1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders. The Company may never qualify for inclusion on the NASDAQ System or any other trading market until such time as the Principal holders of Common Stock deem it necessary. As a result, the Company's Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such Securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Securities and will also affect the ability of holders of the Securities to sell their Securities in the secondary market.

Best Efforts Offering.

The SAFEs are offered on a "best efforts" basis. There is no assurance that all or any specified number of the SAFEs will be sold and the desired capital raised through this Offering. The Offering has a minimum amount, and the Company will use the proceeds as they are received. The Company has not entered into any agreement with a broker-dealer to be a placement agent for the sale of the SAFEs.

Lack of Firm Underwriter.

The Securities are offered on a "best efforts" basis by the Company without compensation. The Company may, in the future, engage the services of certain FINRA registered broker-dealers to market the Securities on a "best efforts" basis which enter into Participating Broker-Dealer Agreements with the Company; however, the Company has not entered into any agreement with any FINRA registered broker-dealer. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount. In the event that our shares are traded, they may trade under $5.00 per share, and thus will be considered a penny stock.

Trading penny stocks has many restrictions and these restrictions could severely affect the price and liquidity of our shares. In the event that our shares are traded, and our stock trades below $5.00 per share, our stock would be known as a "penny stock", which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The U.S. Securities and Exchange Commission (the "SEC") has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Common Stock could be considered to be a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these Securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these Securities. In addition, he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our Securities and may negatively affect the ability of holders of shares of our Common Stock to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks are low priced Securities that do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock when you want to. Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit your ability to buy and sell our Common Stock, which could depress the price of our shares. FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced Securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced Securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

We have no firm commitments to purchase any SAFEs.
We have no firm commitment for the purchase of any SAFEs. The Company has not yet engaged a placement agent or broker for the sale of the SAFEs, although we may do so in the future. The Company may be unable to identify Investors to purchase the SAFEs and as a result, may have inadequate capital to support its ongoing business obligations.

You may face significant restrictions on the resale of your SAFEs due to state "Blue Sky" laws.
Each state has its own Securities laws, often called "blue sky" laws, which (1) limit sales of Securities to a state's residents unless the Securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.
Our SAFEs have not been registered under the Securities Act and are being offered in reliance upon the exemptions provided by Regulation Crowdfunding under the Securities Act. We represent that these Offering Documents do not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in-light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws, or if we fail to register the SAFEs or find an exemption under the securities laws of each state in which we offer the SAFEs, each investor may have the right to rescind his, her or its purchase of the SAFEs and to receive back from the Company his, her or its purchase price. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet, and it may adversely affect any non-rescinding investors.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
While we have provided guidance on our priorities for the use of proceeds, the timing and amount of sales will impact our actual use of proceeds within the uses identified. Our management will have broad discretion in determining how the proceeds of the offering will be used in each of the identified use categories. We currently intend to use the proceeds we receive

from this offering after deducting estimated fees and expenses associated with this private placement, including legal, accounting, transfer agent, financial, acquisitions, and other professional fees, primarily for the purposes as described above. Our management will have considerable discretion .in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed.

<u>We will be substantially reliant upon the net offering proceeds we receive from the sale of our SAFEs to meet our liquidity needs.</u>
Our operations alone will not produce a sufficient return on investment to fund our capital needs in the short term (i.e., 2019 and 2020). We intend to use the net proceeds for general corporate purposes, which are likely to include the payment of general and administrative expenses. We may not be able to attract new investors or have sufficient borrowing capacity when we need additional funds to operate.

<u>Suitability Requirements.</u>
SAFEs are being offered hereby only to persons who meet certain suitability requirements set forth herein. The fact that a prospective Investor meets the suitability requirements established by us for this Offering does not necessarily mean that an investment in us is a suitable investment for that Investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe these Offering Documents as constituting legal or tax advice. Before making any decision to invest in us, Investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax, and other professional advisors. An Investor should be aware that we will assert that the Investor consented to the risks and the conflicts of interest described or inherent in these Offering Documents if the Investor brings a claim against us or any of our directors, officers, managers, employees, advisors, agents, or representatives.

<u>The SAFEs have no public market and consequently, it may be difficult for you to sell your SAFEs.</u>
There is no public market for any of the Company's securities and the Company does not expect that any such market will develop following this Offering. None of the Company's securities are registered under U.S. or state securities laws. The Company's securities may not be resold or otherwise transferred unless such securities are registered under the Securities Act and applicable state securities laws or an exemption from registration is available. The Company is under no obligation to register the SAFEs to permit re-sales and does not intend to do so. You may,

therefore, be unable to liquidate an investment in the Company and should be prepared to bear the economic risk of your investment in the Company for an indefinite period and to withstand a total loss of your investment. Thus, the Securities are suitable only for purchase as a long-term investment, and the purchasers should be prepared to bear the economic risk of their investment for an indefinite period of time. All certificates to be issued by us representing ownership of the Securities or the common shares of the Company will bear a legend stating that the Securities represented thereby have not been registered under the Securities Act or any state laws.

Discretion of Management as to Use of Proceeds.
The anticipated use of the net proceeds of the Offering stated in this Memorandum represents the Company's best estimate based upon the current state of its business, operations, and plans. Changes in circumstances, including conditions in the housing, retail or theme park industries generally, could result in significant changes in the use of the proceeds of the Offering. Management of the Company will have significant discretion as to the use of the proceeds of the Offering and there is no assurance that such proceeds will be allocated in any specific manner or devoted to any specific uses.

RISKS RELATED TO POSSIBLE DEBT FINANCING

<u>Our debt financing agreements will contain restrictive covenants that will limit distributions and impose restrictions on the use of working capital, and these restrictions could have a material adverse effect upon our business and reduce the value of your investment.</u>
We may need to obtain debt financing to complete our projects. We estimate that we will need a total of approximately $4,200,000 to finance our projects. We intend to use the proceeds from this offering to pay for the implementation of our business plan and start-up costs of the proposed cannabis cultivation facility. We will not have sufficient capital to pay for subsequent financing plans and expected capital expenditures. Our ability to complete the proposed financing is contingent upon then-current market conditions that can be subject to change and our ability to effectively implement our business plan and begin to generate large positive cash flows from Operations starting in October 2020. There is no guarantee that we will be successful in completing the proposed financing or generate positive cash flows from Operations starting in October 2020. If such proposed financing is not completed we will be required to raise significant additional equity in-order to obtain funding from alternative sources, including but not limited to, traditional bank financing. Even if we obtain the debt financing that we need, lenders may require that we first spend the proceeds we raise in the offering before they release any loan proceeds to us. This puts your money at risk first. The use of debt financing may make it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. Our debt may have important implications on our operations, including, among other things:

· Limiting our ability to obtain additional debt or equity financing;
· Making us vulnerable to increases in prevailing interest rates;
· Placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors;
· Subjecting all or substantially all of our assets to liens, which means that there may be virtually no assets left for shareholders in the event of a liquidation;
· Limiting our ability to adjust to changing market conditions, which could make us more vulnerable to a downturn in the general economic conditions of our business; and
· Limiting our ability to make business and operational decisions regarding our business and our subsidiaries, including, among other things, limiting our ability to pay dividends to our shareholders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

Our debt arrangements may also include subordinated debt, which may contain even more restrictions and be on less favorable terms than our senior debt. To secure subordinated debt, we may have to give the lender warrants, put rights, conversion rights, the right to take control of our business in the event of a default or other rights and benefits as the lender may require. This could further dilute your ownership interest in us. The terms of any debt financing agreement we enter into will contain financial, maintenance, organizational, operational and other restrictive covenants. If we are unable to comply with these covenants and service our debt, we may lose control of our business and be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or submit to foreclosure proceedings, all of which would result in a material adverse effect upon our business and reduce the value of your investment.

Our failure to comply with a single debt financing covenant or agreement could have a material adverse impact on our business as a whole.

If we obtain multiple debt financing arrangements (such as senior and subordinated debt), these arrangements will contain various covenants and agreements and may contain cross-acceleration and cross-default provisions. Under these provisions, a default or acceleration of one debt agreement will result in the default and acceleration of our other debt agreements (regardless of whether we were in compliance with the terms of such other debt agreements). Accordingly, a default on one debt agreement could result in all of our outstanding debt becoming immediately due and payable. The application of cross-acceleration or cross-default provisions means that our compliance with applicable debt covenants and agreements will be interdependent and one default may materially harm our business as a whole.

RISKS RELATED TO THE DEVELOPMENT OF THE MASSACHUSETTS FACILITIES

<u>Significant increases in the cost of the project may require us to obtain additional capital, which may be difficult and expensive to obtain or may not be available at all.</u>
We have based our capital needs on an estimated total project cost of approximately $==7,000,000==. There is no assurance that the final cost of the project will not be higher. Certain events and conditions, including among others, delays, change orders we may submit and site conditions that may differ from what we expect could lead to significant increases in our project costs. Delays and changes in cannabis regulations and the ability to be licensed are not uncommon in projects such as the one we intend to engage in. We may modify or change the location of the planned cannabis cultivation facility if we do not move forward with the proposed site, if we find another site that better suits our needs or if we cannot obtain the necessary permits and approvals or utilities and other services at our proposed site or cannot obtain them at a reasonable cost. Changing the location of the proposed cannabis cultivation facility from the proposed site will increase the cost of the project and delay start-up operation of the cannabis cultivation facility. Increases in the cost of the cannabis cultivation facility will require us to procure additional equity and/or debt financing, which may be difficult and expensive to obtain, or may not be available at all. The terms of any additional financing may hinder our ability to generate revenue and service our debt.

<u>Delays may hinder our ability to timely commence operations and service our debt.</u>
Delays could occur because of, among other things, acts of God, defects in material or workmanship, labor or material shortages, permitting or zoning delays, our assumptions not materializing, our changing the location of the cannabis cultivation facility from the proposed site, or the need to obtain additional capital. We have developed what we believe to be a reasonable timetable for completing the project. Our schedule depends upon the accuracy of the assumptions underlying our plan of operations. Our assumptions are based in part upon agreements and plans that we have not begun to negotiate or are not yet final or executed. These include, among others, our construction schedule, our going forward with the proposed site, our ability to obtain necessary permits, and our ability to secure licenses and permits to operate cannabis mobile delivery services to ==sell the cannabis produced by the cultivation facility directly to the end consumer==. The definitive versions of such agreements and plans may not materialize or if they do materialize, may not prove to be reasonable. This could delay completion of the cannabis cultivation facility. Delays will hinder our ability to timely commence operations, generate revenue and service our debt.

<u>We may encounter defects in material, workmanship or design, which may hinder our ability to efficiently operate the cannabis cultivation facility.</u>

Defects in material, workmanship or design are not uncommon in construction projects such as ours. If the cannabis cultivation facility is built and does not operate to the level anticipated by us in our business plan, we will rely on outside consultants to address operating deficiencies. There is no assurance we will be able to correct such deficiency in an acceptable manner or otherwise will have the financial resources to correct or pay for such deficiency as may be required. Any performance guarantees we receive from the consultants and technology providers will be unsecured and we may not be able to recover any losses we sustain arising from such deficiencies. Failure to do so could cause us to halt or discontinue operation of the cannabis cultivation facility, which could damage our ability to generate revenues.

RISKS RELATED TO OUR OPERATIONS AND MARKETS

<u>Because we are recently formed and have virtually no operating history or experience operating a cannabis cultivation facility and cannabis mobile delivery services, we may have difficulties successfully completing and operating the multiple business lines of the Company.</u>
We are a start-up business venture with no operating history and limited resources. We expect to continue incurring significant losses until we construct and commence operation of our proposed cannabis cultivation facility and mobile delivery services. We are dependent on our officers and directors to manage our business and development. Our officers and directors have no significant experience managing a large-scale vertically integrated cannabis cultivation facility, cannabis manufacturing facility and cannabis mobile delivery service. Our lack of an operating history and inexperience may make it difficult for us to successfully complete, operate and manage our business plan. If we do not successfully complete and operate the cannabis cultivation facility and the cannabis mobile delivery services, the value of your SAFEs will decline. We cannot assure you that we will be able to successfully operate our entire business model. We have not been profitable since our inception and we may never achieve profitability. We can give you no assurance that we will ever generate revenue or that any revenue we do generate will be sufficient for us to continue our operations.

<u>If legal cannabis cultivation in Massachusetts continues to increase without offsetting increases in demand, the price of our cannabis products may decrease.</u>
Legal cannabis production in Massachusetts is expected to significantly increase. We expect that the number of licensed cannabis cultivators to rapidly rise and cannabis cultivation will likely continue to increase. We cannot assure you that the demand for legal cannabis products will similarly continue to increase. An increase in the supply of legal cannabis production, without offsetting increases in demand, could lead to lower consumer prices. Decreases in the price of will result in us generating lower revenue and lower profit margins, if any.

<u>Raw Material prices and electrical costs may fluctuate and could increase significantly in the future, which will increase our operating costs and adversely affect our operating results because we may not be able to pass any of the increased costs on to our customers.</u>
We will require significant amounts of raw materials and utilities such as soil, plant nutrients and electricity to product top shelf indoor cultivated cannabis. A significant reduction in the supply of these raw materials because of weather or disease or increases in the demand of such raw materials because of increased cannabis production or other factors, could result in higher prices for raw materials. There is little correlation between the price of these raw materials and the price of cultivated cannabis. Thus, increases in raw material prices and electrical cost per watt will generally produce lower profit margins because the price we can obtain for the cultivated cannabis may not increase. The price of cannabis flower has fluctuated significantly in the past

and may fluctuate significantly in the future. If the costs of raw materials and electrical utility prices increase, our production costs will increase, and our profit margins will decrease because we may not be able to pass any of the increased costs on to our customers.

We will face intense competition from competing cannabis suppliers, and we may not have sufficient resources to compete with these entities.

Competition in the emerging Massachusetts cannabis industry will be intense. We will face formidable competition in every aspect of our business, and particularly from other companies that are seeking to develop large-scale cannabis cultivation facilities. We will face competitive challenges from larger facilities and organizations that produce a wider range and larger quantity of products then we can, and from other cultivation facilities similar to our proposed cultivation facility. Our cultivation facility will be in direct competition with other cannabis producers, many of which have more experience and greater resources than we do. Some of these producers are, among other things, capable of producing a significantly greater amount of cannabis and will compete with us for raw materials and product markets.

Technological advances could significantly decrease the cost of producing cannabis or result in the production of higher quality cannabis, and if we are unable to adopt or incorporate technological advances into our operations, our proposed cannabis cultivation facility could become uncompetitive or obsolete.

We expect that technological advances in the processes and procedures for producing indoor grown cannabis will continue to occur. It is possible that those advances could decrease the cost of producing cannabis or result in the production of higher quality cannabis. If we are unable to adopt or incorporate technological advances, our cannabis production methods and processes could be less efficient than our competitors, which could cause our cannabis cultivation facility to become uncompetitive.

Any interruption in our heating gas and electricity supply may force us to halt operations and a significant increase in the price of electricity will increase our cost of operation.

We will require large amounts of electricity and heating gas (during the winter months) to operate our indoor cannabis cultivation facility that is part of our later-stage financing plans. The price of heating gas and electricity, like other commodities, fluctuate significantly. Any significant increase in the price of gas or electricity will result in increased operating costs. These increased operating costs will likely lead to lower profit margins. Further, heating oil will be the only thermal heating source for our cannabis cultivation facility and electricity will be our only source of power, and if there were any interruptions in supply, we would have to halt operations. An interruption in supply or problems with delivery could have a material adverse effect on our business.

<u>Our operating costs could be higher than we expect, and this could reduce any distributions we may make.</u>

In addition to general market fluctuations and economic conditions, we could experience significant operating cost increases from numerous factors, many of which are beyond our control. These increases could arise from, among other things:

· Higher heating oil costs and electricity prices;
· Higher labor costs, particularly if there is any labor shortage; and
· Higher transportation costs because of greater demands on truck and rail transportation services.

In addition, operating the cannabis cultivation facility subjects us to ongoing compliance with applicable governmental regulations, such as those governing pollution control, occupational safety, and other matters. We may have difficulty complying with these regulations and our compliance costs could increase significantly. Any increases in operating costs will result in lower profit margins because we may be unable to pass any of these costs on to our customers. Because we will be primarily dependent upon the cannabis products produced by our cannabis cultivation facility, our business will not be diversified, and we may not be able to adapt to changing market conditions or endure any decline in the legal Massachusetts cannabis market. Our success depends on our ability to timely construct the cannabis cultivation facility and efficiently produce cannabis flower. Our cannabis cultivation facility will not have the ability to produce any other products. Our lack of diversification means that we may not be able to adapt to changing market conditions or to weather any significant decline in the legal cannabis industry.

<u>Competition for qualified personnel in the cannabis industry is intense and we may not be able to hire and retain qualified master growers, biologists, and operators to efficiently operate the cannabis cultivation facility.</u>

When construction and configuration of the proposed outdoor cannabis cultivation facility nears completion, we will need a significant number of employees to operate cannabis cultivation facility and several cannabis delivery services to sell the cultivated cannabis through company-owned delivery services. Our success depends in part on our ability to attract and retain competent personnel to a rural community. We must hire qualified managers, engineers, and accounting, human resources, operations and other personnel. We cannot assure you that we will be able to attract and maintain qualified personnel. If we are unable to hire and maintain productive and competent personnel, the amount of cannabis we produce may decrease and we may not be able to efficiently operate the cannabis cultivation facility.

RISKS RELATED TO OUR CORPORATE STRUCTURE AND RELATIONSHIPS WITH AFFILIATES

<u>We may issue additional SAFEs or other classes of securities in the future, and this could dilute your ownership interest in us, which could reduce your share of any distribution that we may make and reduce your voting power.</u>

Under the Company's By-Laws Agreement, we may issue additional shares of common stock or other classes of securities. The sale of additional shares of common stock or rights to purchase additional shares of common stock or other classes or securities could lower the value of your SAFEs by diluting your ownership interest in us, reducing your voting power (if any) and reducing the amount of any distribution that we may make to you.

<u>Under our By-Laws, it may be difficult for you to enforce claims against an officer or a director, which means that you may not be able to recover any losses you may suffer through your ownership of the SAFEs arising from acts of our officers and directors that harm our business.</u>

Our officers and directors must discharge their duties with reasonable care, in good faith, and in our best interest. Despite this obligation, our By-Laws limits an officer or director's liability to us and our shareholders. Officers are generally not liable to us or our shareholders for monetary damages for breaches of fiduciary duty, unless it involves (a) a breach of the officer's or director's duty of loyalty to us or our shareholders, (b) acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law or, with respect to officers, for acts of gross negligence, (c) a knowing violation of the securities laws of or for illegal distributions, or (d) a transaction from which the officer or director derived an improper personal benefit. These limitations could limit your rights to enforce claims against our officers or directors.

<u>There are conflicts of interest in our business, because we have relationships with and may enter into additional transactions with our officers and directors which could impair an interested officer or director's ability to act in our best interest.</u>

Conflicts of interest exist in our proposed structure and operation because we have and may in the future enter into transactions with officers and directors. Although we will examine these conflicts from time to time, conflicts of interest could have adverse consequences for our business or you because our directors and officers may place their personal interests (including the interests of the other businesses with which they are affiliated) ahead of our interests. For more information on certain of our existing and prospective relationships and conflicts, please see "Certain Relationships and Related Party Transactions."